Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Ivan Seidenberg	1095 Avenue of the Americas
Chairman and Chief Executive Officer	New York, NY 10036

March 21, 2005

Mr. Nicholas deB. Katzenbach

Chairman of the Board

Mr. Michael D. Capellas

President and Chief Executive Officer

MCI, Inc.

22001 Loudoun County Parkway

Ashburn, VA 20147

Gentlemen:

We observed in our letter to you dated March 16, 2005, that mergers in the long-distance segment of the telecom industry predicated upon the promise of huge synergies have resulted in spectacular failures and cited in particular as an example Qwest’s acquisition of U S WEST in June 2000. While we certainly sympathize with Qwest management’s plight and understand their desperation given Qwest’s circumstances, we nevertheless feel compelled to again express our view that its proposal is profoundly flawed and its claims unsupportable.

Qwest’s most recent proposal to MCI dated March 16, 2005, makes various extravagant claims including:

•	“The Qwest/MCI merger will create a company with…a highly achievable synergy plan.”

•	“A Qwest/MCI combination will lead to fewer and less extensive divestiture demands from regulatory agencies....”

•	“…the Qwest/MCI transaction could close more quickly than a Verizon/MCI transaction…”

•	“…the value of the stock consideration is protected against a decline of up to 10% in the stock price of Qwest.”

•	“…we have delivered to and discussed with [MCI’s] advisors final commitment letters for the financing required to consummate [the] merger and operate the combined company.”

Each of these statements is either a gross exaggeration or not supported by the facts.

Messrs. Katzenbach and Capellas

MCI, Inc.

March 21, 2005

Synergies

Attached to Qwest’s March 16th proposal is a set of slides “detailing” its “highly achievable synergy plan” that Qwest claims produces $2.8 billion of “Total Annual Synergies” (of which, it has claimed elsewhere, 63% can be produced in the first year following closing) or a total of $14.8 billion net present value or “NPV” benefit.

We have analyzed Qwest’s synergy claims and believe the presentation might be more appropriately considered in the category of Modern Fiction. Our detailed assessment of the core aspects of Qwest’s synergy claims is appended to this letter; however, a summary of our observations is as follows:

•	We believe there is no credible way Qwest can achieve $819 million of annual savings from “Network Optimization” in the timeframe they assert and highly doubtful that there is anywhere near that amount to be achieved even after a multi-year investment of time and capital.

The interconnection and integration of networks that Qwest promotes as the key to its synergy plan requires detailed traffic studies, re-engineering plans, new equipment to address interoperability issues, re-arrangement of circuits, and additional transport for backhaul to consolidated PoPs and collocations. Customers and third party-access providers must actively participate in this process. Qwest must be projecting the rearrangement of millions of voice and data circuits by the end of the first year given its claim that it will achieve 100% of its projected run-rate synergies in the second year following closing. This task is impossible, even if Qwest were to hire new employees instead of their planned (but also unrealistic) significant headcount reductions.

•	Similarly, we believe it is simply not possible for Qwest to achieve $958 million of savings from “Staffing Reductions” by year two after closing—and we doubt that this level of savings can ever be achieved in a combined Qwest/MCI without also making substantial headcount reductions in Qwest’s local exchange business. The targeted 12,000 to 15,000 jobs to be cut in year one is more than 100% of Qwest’s headcount in its inter-exchange business (believed to be approximately 9,000) or would represent between 30% and 38% of the headcount in the operating groups at MCI.

•	Qwest has glossed over the costs of continuing a critically required program of modernizing, consolidating and upgrading MCI’s operational support systems and applications (OSS&A). Instead Qwest claimed that it can deliver $132 million in annual savings by “eliminating duplicative operations systems spend, improving applications costs.” Indeed, at a recent investor presentation (March 1, 2005), a senior Qwest executive stated: “We [Qwest] don’t have to create systems. We got the software, we got the back room, we don’t have to rewrite anything.”

Qwest has not identified any investment to achieve the modernization of MCI’s systems and migration of customers. In fact, Qwest does not have the OSS&A to support MCI’s network and customers, and any migration to new systems would require significant investments and considerable time. (However, Verizon recognizes that these costs need to be incurred in a combination with MCI.

Messrs. Katzenbach and Capellas

MCI, Inc.

March 21, 2005

Verizon plans to use its OSS&A integration platforms—built as the result of significant investments it has made over the past four years—to accelerate the modernization of MCI’s systems.)

•	Qwest’s claim that it can achieve $631 million of “Other” synergies is also suspect. This category now includes “increase[d] revenue penetration” contrary to Qwest’s very explicit statement made at a recent investor relations meeting held in New York. (“We’ve put no revenue upside in this at all. None. Nada. The synergies are 100% expensed, there’s a little Cap Ex …”) Qwest’s claims that there will be savings from “consolidated advertising” (which is relatively small at both Qwest and MCI at the moment), procurement, and “reduce[d] real estate” (which would be closely correlated to the promised headcount reductions which are suspect) are also all dubious.

Divestitures

Qwest’s claim that a combination of Qwest/MCI “will lead to fewer and less extensive divestiture demands from regulatory agencies” makes no sense and flies in the face of the very logic upon which Qwest makes its claims about synergies.

•	Divestitures mandated by governmental action relate to concerns about the impact of a transaction on competition. Size per se is not the basis for action; conversely, acquiring a competitor to reduce competition may present an issue.

•	Qwest’s synergy claims are expressly built upon the idea that it would eliminate “Duplicate Network Facilities.” In other words, Qwest is proposing to acquire an operator of a similar set of network assets (i.e., a competitor) and eliminate one of the networks—either Qwest “classic’s” or MCI’s. The case is very different in a Verizon transaction in which MCI’s network represents a set of complementary assets. Indeed, Qwest’s own Chairman acknowledged this when he stated in a television interview on March 17, 2005, that Qwest and MCI “have a very common set of assets unlike what Verizon might have.”

Approvals

Similarly, Qwest’s claim that a “Qwest/MCI transaction could close more quickly than a Verizon/MCI transaction” is without foundation.

•	Qwest and Verizon would each be required to file precisely the same sort of applications with essentially the same number of federal and international authorities for approval of the transaction.

•	Qwest and Verizon would both be required to file in approximately the same number of states either as a result of their status as the incumbent local exchange carrier or due to states’ laws and regulations governing changes of control of an inter-exchange carriers such as MCI; Verizon has already filed in 14 of the 21 states where it intends to file.

•	Despite its rhetoric to the contrary, a Qwest/MCI transaction would not close more quickly. In fact, we believe Qwest’s plan to “rationalize complementary nationwide IXC networks”—or in other words, shut down one of two competitive

Messrs. Katzenbach and Capellas

MCI, Inc.

March 21, 2005

sets of network assets upon which they have built their synergy claims—raises significant public policy issues. We believe the appropriate federal authorities will likely undertake a careful and perhaps lengthy review of the various competitive and national security considerations raised by Qwest’s proposal.

•	We also believe it is likely that Qwest will confront challenges from regulators in some of the states in its local exchange service territory precisely because of concerns about the merged entity’s financial condition.

Downside Protection

Qwest’s claim that in its offer “…the value of the stock consideration is protected against a decline of up to 10% in the stock price of Qwest” was untrue at the time Qwest presented the company’s latest offer to MCI and remains untrue now.

•	In fact, on Wednesday, March 16, 2005, on the evening of which Qwest presented its most recent proposal to your Board, Qwest’s stock closed at $3.82, $0.08 above the $3.74 bottom of the proposed collar. (On Friday, March 18th, Qwest’s stock closed at $3.85, still close to the bottom end of the collar albeit $0.03 higher than on Wednesday.)

•	At the $3.82 level, MCI shareholders had protection for about a 2% decline in Qwest stock—not the advertised 10%—which comprises about 60% of the value of the consideration Qwest is offering. (Indeed, we note that Qwest’s stock traded below the bottom end of Qwest’s purported “downside protection” during most of the day on Wednesday, March 16th and Thursday, March 17th before curiously trading up a bit near the end of each day to close at or above the bottom end of the collar.)

•	Indeed, far from protecting MCI’s shareholders, Qwest’s proposed collar mechanism deprives MCI’s shareholders of a large measure of any upside potential. Even if Qwest’s stock price rises to $4.57—a level at or above which it has closed on only two trading days in the past year—MCI shareholders would not share in the benefit as Qwest’s proposed collar mechanism would result in the exchange ratio (i.e., the number of shares of stock Qwest is offering) automatically adjusting downward.

Financing

Qwest’s claim that it has “delivered…final commitment letters for the financing required to consummate [the] merger and operating the combined company” is an effort to obscure the key weaknesses in Qwest’s proposal—their proposal amounts to little more than a thinly veiled offer to do a leveraged buy-out of the financially better situated MCI.

•	While Qwest may have obtained letters promising financing (subject to whatever terms and conditions), the real issue is that Qwest needs new external financing facilities in the first place to fund various commitments. These commitments include paying the cash portion of its proposed price to MCI shareholders, refinancing $6.0 billion of MCI debt, meeting or refinancing Qwest’s own substantial debt service requirements, making the critically needed investments in MCI’s network and systems, and investing in the integration and growth of the businesses.

Messrs. Katzenbach and Capellas

MCI, Inc.

March 21, 2005

•	Regardless of whatever financing commitments Qwest may secure, its proposal to acquire MCI is built upon a de facto financing condition. Given Qwest’s extraordinarily high leverage, substantial contingent liabilities and likely dim stand-alone growth prospects, lenders will rightly insist upon the ability to assess the situation at the time of closing before actually funding. MCI’s shareholders therefore bear the risk that a continued erosion of either or both of Qwest’s and MCI’s base businesses, or a substantial judgment or penalty arising from any of the myriad of Qwest’s lawsuits and investigations, raise the very real specter that Qwest will be unable to consummate the transaction (or, alternatively, that MCI’s shareholders might find themselves forced to become a shareholder in a company that has used every penny of cash on hand to close and is left teetering on the edge of a financial abyss).

•	In contrast, as you know, there is no explicit or implicit financing condition and no performance risk in the pending transaction between Verizon and MCI. Verizon has ample financial resources and access to all the funding required to meet all of its and MCI’s foreseeable liquidity needs.

As we said in our previous letter and reiterate again, we have watched with admiration as MCI has recently put behind it a financial scandal that took the company to the brink of extinction. We certainly understand MCI’s shareholders desire to maximize the value of consideration received for their shares. We continue to believe the agreement with Verizon represents a fair and sustainable value proposition for MCI’s stakeholders, including your investors, your customers, your employees, and your creditors. We will continue to work with you to complete our agreed transaction and will not be distracted by Qwest’s histrionics, false statements and grossly exaggerated synergy claims.

Sincerely yours,

Appendix A

Assessment Of Core Elements Of Qwest’s

“Highly Achievable Synergy Plan”

Attached to Qwest’s March 16th proposal is a set of slides “detailing” its “highly achievable synergy plan” that Qwest claims produces $2.8 billion of “Total Annual Synergies” (of which, it has claimed elsewhere, 63% can be produced in the first year following closing) or a total of $14.8 billion net present value or “NPV” benefit.

Qwest claims that $819 million of annual savings can be achieved from “Network Optimization” and further asserts that $457 million of this is amount will be derived as the result of “Scale and Optimization,” with the balance of $362 million being achieved by consolidating “Duplicate Network Facilities.”

Scale and Optimization

Qwest claims that the $457 million of the $819 million of annual savings cited above is based upon “Loop-length shortened 45%,” “20% increase in DEOT” (Direct End Office Trunking) and “Combined volumes results in improved utilization.” While all of this sounds appropriately technical and would lead the unsuspecting reader to assume Qwest has completed a thorough analysis of the potential synergies, the fact is that the claimed savings can not be achieved in either the timeframe or the amount it claims.

With respect to alleged benefit from shortening loop-lengths, any loop cost savings in Qwest’s region are presumably a wash as the reduced costs to MCI of local connectivity would represent an identical loss of revenue to Qwest’s local exchange business.

With respect to out-of-region, all savings are, by definition, based on rearranging existing traffic routes requiring either transport facilities between duplicate points of presence (“PoPs”) or a complete redesign of customers’ access circuits. This exercise is highly labor intensive and will require customers to consent to the rearrangement of circuits under their existing service level agreements (“SLAs”). In general, enterprise customers will resist any redesign and insist upon various safeguards to maintain their service (including changes being made only during “safetime” which would substantially stretch the timeframe of any implementation). Moreover, as discussed in more detail below, the consolidation of traffic will, by necessity, have to leverage the much denser MCI network, requiring substantial remedial investment and contradicting Qwest’s stated intention to migrate traffic to its network.

Qwest also claims that a combined Qwest/MCI would receive significantly higher volume discounts from special access providers (i.e., the incumbent local exchange carriers or ILEC). Based on current tariffs and regulatory requirements, the increased scale of a combined Qwest/MCI would result in little, if any, additional discounts. Special access discount plans are generally filed as tariffs and provide discounts based on term of commitment rather than total spending or volume of traffic. For example, most of the major ILECs have filed tariffs with discount plans based on the term of the customer’s commitment (e.g., a customer would receive a 10% discount for a 3 year commitment, 20% for a 5 year commitment, etc.). These discounts are available to all customers regardless of the number of circuits they lease.

Appendix A

Verizon—like all major ILECs—has filed various Total Billed Revenue or TBR tariffs with the FCC that target groups of customers that meet certain eligibility criteria, including total spend. Qwest currently participates in a TBR plan that Verizon filed with the FCC. This TBR plan clearly would not cover pro forma incremental spending as the result of an acquisition of MCI. Moreover, even if included, the incremental discounts achieved would not approach the level of synergy savings for special access services as stated by Qwest.

With respect to alleged savings from increased Direct End Office Trunking (DEOT), again any savings in Qwest’s region are presumably a wash as the reduced costs to MCI would represent an identical loss of revenue to Qwest’s local exchange business.

Out-of-region, it is correct that DEOT is more cost effective (perhaps at most in the range of 10% to 15%) than Tandem-based trunking; however, increasing DEOT is a complex task—it requires additional equipment to be installed in the local switches (where the termination occurs), and DEOT connects must be secured from the ILEC based upon equipment availability. Moreover, based upon our interactions with each of Qwest and MCI, we believe a combined Qwest/MCI would already be largely optimized for DEOT. For example, in the Verizon region, a pro forma combined Qwest/MCI already delivers 82% of its traffic to end offices. In any event, we believe the maximum potential total benefit to be achieved by increasing DEOT in the case of either Qwest/MCI or Verizon/MCI is in the tens of millions of dollars at a full run rate once implemented.

Duplicate Network Facilities

Qwest claims that the remaining $362 million of $819 million of annual savings cited above is achieved based upon “90% overlap in leased entrance facilities,” “100% overlap in network PoPs, collocations, transport hubs” and “Eliminate redundant dial network.”

With respect to alleged benefits of eliminating overlapping leased facilities, any costs savings in Qwest’s region are more likely than not a wash as the reduced costs to MCI of local connectivity would represent an identical loss of revenue to Qwest’s local exchange business. Out-of-region, it is an exaggeration to characterize Qwest’s and MCI’s “PoPs, collocations, transport hubs” as 100% overlapping.

Qwest is assuming that “100% overlap” at the city level of Qwest’s and MCI’s networks provides the foundation for a rapid and massive integration of the two networks. Given the relatively small number of PoPs in the Qwest network (versus the much greater density of MCI’s), it may be true that 100% of Qwest’s “PoPs, collocations, transport hubs” are in cities in which MCI has similar facilities. However, the converse is not true (i.e., substantially less than 100% of MCI’s “PoPs, collocations, transport hubs” are in cities in which Qwest has similar facilities as the MCI network has much broader reach at the local level compared to Qwest’s long-haul network). Moreover, the whole concept of “100% overlap” at the city level is meaningless in the design and management of networks to serve customer requirements.

Appendix A

For example, Qwest appears to be claiming that when it and MCI each have a PoP located in city “X” and both have leased facilities to reach a customer’s corporate headquarters in that city from their respective PoP, Qwest will be able to promptly take all of that customer’s traffic, redesign and relocate the circuits to carry the traffic to one facility and thereby eliminate the second leased facility.

Although possible in theory, in practice such a move requires the customer’s consent (which may not be forthcoming due to general concerns about potential disruptions and the customer’s own network requirements, including the need for redundant, parallel facilities to insure survivability). Moreover, to remove an entire PoP from service, all traffic must be moved to the new PoP before decommissioning the old one. Qwest claims that “100% overlap” will make this easier to do but this is only true if the overlap is at the building level (i.e., both the Qwest PoP and the MCI PoP are located in the same building and sometimes even on the same floor).

For example, an MCI PoP serving the Department of Defense (“DoD”) in the Washington D.C. area and a Qwest PoP at a different location but also serving the DoD, are worlds apart from a traffic engineering perspective. The circuits must be redesigned, additional capacity between the originating and terminating ends of the traffic must be built and the circuits be rolled all at once.

Each of these proposed network migrations must be analyzed on a case by case basis, network capacity impacts determined, plant additions engineered, ordered, installed, and new network elements created—all before the first circuit can be moved. The synergies follow only after the last circuit has moved.

Capital Investment Required At MCI

Even without the disruption of the bankruptcy from which it has recently emerged, MCI has confronted a major challenge of integrating the networks and systems from numerous acquisitions each of which came with its own set of legacy issues. MCI has been working to overcome this legacy and has been aggressively investing to integrate and modernize its numerous disparate networks and systems. Qwest’s “highly achievable synergy plan” fails to address the costs of continuing this substantial investment program.

Indeed, a senior Qwest executive recently told investors “…and I don’t want to get into which parts of, let’s leave it with if you take the combined expenses of the two companies and you groom it out and you take the efficiency of the backbone and the elimination of redundant networks that may exist within one of the two companies today, there is a very solid opportunity....”

It is clear that Qwest either does not understand or is glossing over the substantial spending required at MCI to overcome various legacy problems. For example:

•	MCI’s access architecture requires immediate investment. The company has over	xxxxxx	SONET rings of which most are

first-generation technology that will not support certain advanced enterprise services.

Appendix A

•	Similarly, the company has	xxx	voice switches that are under utilized. A program to consolidate some	xxx	Class 4/5 TDM

switches to	xxxxx	soft-switches is at present under-funded and requires urgent attention.

•	MCI has	xxxxx	data network elements. IP switches are not sized to meet the strategic modernization plan. Some	xx	% of

xxxxx	frame relay switches are “manufactured discontinued,” so service outages will continue to rise.

•	Without total removal of a network node and disposal of the related real estate, cost savings from rehabilitation and consolidation are delayed.

•	Verizon estimates the total investment required to modernize MCI’s fiber-optic transport network, access facilities, and voice and data switches is $3.1 billion-$3.6 billion.

This expenditure and work is largely incremental to the spending Qwest would incur to “groom” out savings from the two networks.

Qwest claims that $958 million of annual savings can be achieved from “Staffing Reductions,” characterizing these as “Reduc[ing] overlapping staff functions for nationwide sales/operations, network admin, corporate” functions.

Qwest has said that it will eliminate 12,000 to 15,000 jobs from a combined Qwest/MCI, presumably all within the first 12 months of closing if they are to achieve their claimed 100% run-rate of synergies by the second year. This level of headcount reduction amounts to between 15% and 19% of the total workforce of a combined Qwest/MCI but, more importantly, between 23% and 29% of the combined workforce, excluding Qwest’s ILEC operations whose approximately 29,000 employees should not logically be counted as available for integration purposes.

We believe there are approximately 1,500 positions among the various corporate overhead functions (e.g., finance, legal, human resources, public and investor relations, etc.) that could be eliminated in a combination of Verizon and MCI. If we assume the same would hold true in a combination of Qwest and MCI, it implies that between 10,500 and 13,500 of these eliminations would have to come from the various operational groups (e.g., network operations, information technology, sales, customer service, etc.). This level of headcount reduction is more than 100% of Qwest’s headcount in its inter-exchange business (believed to be approximately 9,000) or would represent between 30% and 38% of the operating groups’ headcount at MCI.

The synergies Qwest claims are to be achieved from “Network Optimization” (as described above) require a successful implementation of a complex, massive redesign of nationwide voice and data networks while maintaining network operations and customer relationships (essentially, re-engineering an airplane in mid-flight). This requires more people—not fewer—producing the opposite effect on force requirements. An honest assessment of a plan of integration would admit that “Network Optimization” requires large increases in workloads across both organizations with concomitant increased demand for skilled operations staff and customer care personnel (at least for the period of the integration). Alternatively, availability of these people would become the limiting resource in any migration strategy. A sharp decrease in headcount to meet near term artificial synergy objectives will all but insure the network migration never occurs.

Appendix A

Moreover, as described elsewhere in this assessment, substantial continued investment is required to update MCI’s network and software systems and to complete the integration of the vast number of customer facing billing, provisioning and care systems now in operation as the result of the decade-long acquisition spree at WorldCom. However, customers depend upon these existing systems and rely upon MCI’s talented and entrepreneurial sales and support teams to overcome legacy operational issues. It is precisely the risk that these teams would be decimated in Qwest’s promised wave of headcount reduction that would cause customers to begin to consider their alternatives. Conversely, MCI’s customers derive great comfort from the fact that MCI and Verizon have agreed to a transaction that will accelerate the required substantial capital investments in customer facing systems, and critically, does not rely upon firing huge numbers of potentially critical staff.

Qwest claims that $132 million of annual savings can be achieved from “IT Efficiencies,” further characterizing these as “Deliver IT savings by eliminating duplicative operations systems spend, improving applications cost.”

At a recent investor presentation (March 1, 2005), a senior Qwest executive stated: “We [Qwest] don’t have to create systems. We got the software, we got the back room, we don’t have to rewrite anything.”

Network operators such as Verizon, Qwest and MCI have a multitude of operational support systems and applications (OSS&A), including ones for sales (prospect, lead, quote, proposal), ordering, provisioning, billing, maintenance, monitoring, inventory management, and more. OSS&A also includes databases and various interfaces. OSS&A is customized for particular network technologies and services.

MCI has over	xxxx	thousand	(	xxxx	)	such systems and applications. Qwest does not have the OSS&A to support MCI’s network and customers, and any migration to new systems would require significant investments and considerable time.

By our estimate, the initial stages of a plan to modernize and consolidate MCI’s OSS&A will cost $1.3 billion. While MCI has commenced this effort, the program will continue through the end of year 2008. Notably, major changes to business processes are

necessary in advance of the renovation program. In addition, MCI has	xxxx	servers in the U.S., of which	xxxxx	will go off warranty

in the next 12 months and require replacement. Thus, MCI’s core OSS&A and core IT infrastructure require a sweeping upgrade.

Qwest has glossed over this critical part of merger integration and instead projects an unsubstantiated $132 million in annual savings by “eliminating duplicative operations systems spend, improving applications costs.”

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/